Exhibit 99.1

Electra Awarded $20 Million from U.S. Department of Defense
Under the Defense Production Act

(All amounts in US dollars unless otherwise stated)

Toronto, Ontario – (August 19, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a processor of low-carbon, ethically-sourced battery materials, announced today that it has been awarded $20 million by the U.S. Department of Defense. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act.

The funds will support the construction and commissioning of North America’s only cobalt sulfate refinery, capable of producing battery grade materials for lithium-ion batteries. Today, more than 80% of battery grade cobalt is produced in China.

“Electra is committed to strengthening the resiliency of the North American battery supply chain,” said Electra CEO, Trent Mell. “We are grateful to the U.S. Department of Defense for its support. On issues of national security, there are no borders between Canada and the United States. We are proud to partner with the U.S. Government to build a strong North American supply chain for critical minerals.”

The $250 million refinery project is located north of Toronto, in Temiskaming Shores, and is projected to have the lowest carbon footprint in the world. The Company is expanding an existing plant, with permits in hand, construction well underway and most long lead custom equipment at site.

Once fully commissioned, the facility can produce 6,500 tonnes of cobalt per year, which would support the production of over 1 million EVs annually. LG Energy Solution will purchase up to 80% of capacity over the first five years and several buyers are now competing for the remaining production. The cobalt feed material will be ethically-sourced from Glencore and Eurasian Resources Group mines in the DRC – material that would otherwise be shipped to China.

In addition to cobalt refining, Electra plans to produce other battery materials that will strengthen the resiliency of the North American supply chain. In 2023, the Company operated a plant-scale black mass demonstration plant at its refinery complex, recovering lithium, nickel, cobalt and other critical minerals from batteries. The company is also contemplating a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate plant.

Title III of the DPA is committed to ensuring resilient, robust domestic supply chains in order to reduce reliance on foreign manufacturing and correct domestic shortfalls in the defense industrial base. To qualify for funding opportunities under DPA Title III, proposed projects must meet the following criteria:

•	The industrial resource, material, or critical technology item is essential to the national defense;

•	Without Presidential action under 50 U.S. Code §4533, United States industry cannot reasonably be expected to provide the capability for the needed industrial resource, material, or critical technology item in a timely manner; and

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•	Purchases, purchase commitments, or other action pursuant to 50 U.S. Code §4533 are the most cost effective, expedient, and practical alternative method for meeting the need.

Canada is one of the United States’ closest allies that is eligible for DPA Title III funding, indicating the strong need to secure the global industrial base.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel refining with Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding funding under the DPA Technology Investment Agreement. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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